Exhibit 99.1

HELIX BIOPHARMA TO PRESENT AT
MERRIMAN CURHAN FORD’S INVESTOR SUMMIT 2009
ON NOVEMBER 10TH

(AURORA, Ontario) – Helix BioPharma Corp. (TSX, FSE: “HBP” / OTCQX: “HXBPF) today announced that John Docherty, president and chief operating officer, will present at Merriman Curhan Ford’s 6th annual Investor Summit on November 10, 2009 at 4:00 PM at the Sofitel Hotel in New York City.  Mr. Docherty will provide an overview of the Company’s leading product development programs L-DOS47 and Topical Interferon Alpha-2b.  The slide show portion of the presentation will be posted on the Company’s website, www.helixbiopharma.com, on November 10th, 2009.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy.  The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies.  Helix’s product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha-2b.  Helix is listed on the TSX and FSE under the symbol “HBP” and on the OTCQX International Market under the symbol “HXBPF”.

About Merriman Curhan Ford
Merriman Curhan Ford (NASDAQ: MERR) is a financial services firm focused on fast-growing companies and the institutions that invest in them. The company offers high-quality investment banking, equity research, institutional services and corporate & venture services, and specializes in five growth industry sectors: CleanTech, Consumer, Media & Internet, Health Care, Natural Resources and Technology. For more information, please go to www.mcfco.com.

For further information contact:
             Investor Relations                                                                          Media Relations
             Robert Flamm, Ph.D.                                                                       Ian Stone
             Russo Partners LLC                                                                        Russo Partners LLC
             Tel: (212) 845-4226                                                                          Tel: (619) 814-3510
             Email:  robert.flamm@russopartnersllc.com                                Fax: (619) 955-5318
             www.russopartnersllc.com                                                            Email: ian.stone@russopartnersllc.com

This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) regarding the Company’s planned presentation at Merriman Curhan Ford’s 6th annual Investor Summit and the Company’s research and development initiatives, which statements can be identified by the use of forward looking terminology such as “will”, “developing”, “November 10, 2009”, or comparable forward-looking terminology.  Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including without limitation, the fact that the presentation and the posting of the slide show portion of the presentation on the Company’s website are subject to change or cancellation without notice; Helix’s need for additional future capital, which may not be available in a timely manner or at all; the need for additional research and development, the outcome of which is uncertain; and uncertainty whether L-DOS47 or Topical Interferon Alpha-2b, or any other product development initiatives, will be successfully developed or commercialized. See the Company’s latest Form 20-F and other reports filed from time to time on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov/edgar.shtml for a further description of certain of these and other important risks and uncertainties affecting the Company which could cause actual results to vary materially from current results or those anticipated in forward-looking statements.  The Company does not assume any obligation to update any forward-looking statement except as required by law.  The Company has relied solely on Merriman Curhan Ford for the information about them provided in this News Release and the Company disclaims any liability with respect to such information or with respect to information contained in their website, which is referenced for convenience only and not as an endorsement by Helix of such website.